June 9, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549-0306

Re:          Cablevision Systems Corporation

CSC Holdings, LLC

Form 10-K for the year ended December 31, 2009

Form 10-Q for the fiscal quarter ended March 31, 2010

File No. 001-14764 and 1-0946

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 3, 2010, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Cablevision Systems Corporation (“Cablevision”) and CSC Holdings, LLC (“CSC Holdings”) (Cablevision and CSC Holdings are collectively referred to as the “Company”).

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 53

1.                                      We note your response to our prior comment two.  In this regard, please tell us and disclose in detail how your cable television franchises indefinite-lived intangible assets are tested for impairment and refer to your basis in the accounting literature.  Include in your response the methodology used to determine fair value.

Company Response:  In accordance with Accounting Standards Codification (“ASC”) Topic 350-30-35-18, and as set forth in our “Impairment of Long-Lived and Identifiable-Lived Assets” critical accounting policies disclosure, the Company’s cable television franchises identifiable indefinite-lived intangible assets are tested for impairment annually and upon the occurrence of certain events or substantive changes in circumstances. The Company’s annual impairment test takes place during the first quarter of every year. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

ASC Topic 820-10 states that a fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date.  In broad terms, highest and best use refers to the use of an asset by market participants that would maximize the value of the asset or the group of assets within which the asset would be used.  The fair value estimates for the Company’s cable television franchises is based on the assumption that they will continue to be used with complementary business assets of the Company, as the in-use value would provide the maximum value to a market participant.

The Company’s cable television franchises are valued using an expected earnings methodology.  The expected earnings methodology estimates the future earnings attributable to the specific asset, as employed with the Company’s complementary assets.  The future expected earnings are converted to a fair value estimate using a discounted cash flows (“DCF”) methodology.  The after-tax cash flows are then isolated through a two-step process; first, identification of cash flows generated by the cable television franchises; and second, adjusting identified cash flows for economic benefits attributable to contributory assets.  To identify the separate cash flows associated with the cable television franchises, the business enterprise DCF model parameters (customers, revenue per customer and operating margin) are specifically identified for the asset.  Cable television franchises represent the rights to solicit and the right to service potential customers in the service areas defined by franchise rights currently held by the Company.    The cable television franchises are then adjusted for the contribution of other identified assets in generating the respective cash flow.

As described in the Company’s response to Comment #7 to the May 7, 2009 Staff Comment Letter, the Company had a greater than 800% safety margin with respect to our cable television franchise indefinite-lived intangible asset when the Company performed its annual impairment test in the first quarter of 2009.  Safety margin represents the excess of the estimated fair values of the cable television franchise unit of accounting less their respective carrying values divided by their respective carrying values.  Consistent with the first quarter of 2009, the Company’s safety margin for the annual impairment test in the first quarter of 2010 was also greater than 800%.  As a result of these significant safety margin percentages in 2010 and 2009, the Company does not believe disclosure of the key assumptions that drive fair value in the Company’s discounted cash flow methodology (e.g., discount rates, how these discount rates were determined, assumed growth rates, period of assumed growth rates, determination of terminal value, or the associated market risk premiums), would be useful or material to an investor because any reasonable variation in these assumptions would not result in an impairment of the Company’s cable television franchise indefinite-lived intangible asset.  However, the Company will include the following revised or additional disclosures in the Company’s Form 10-K for the year ended December 31, 2010 (underlined and strikethrough text represents changes to the original disclosure included in the Company’s 2009 Form 10-K for selected paragraphs identified in the “Impairment of Long-Lived and Indefinite-Lived Assets” policy of the “Critical Accounting Policies” section) to describe the methodology used to determine fair value for the cable television franchises along with adding the requested references to the accounting literature:

First Paragraph:

“The Company’s long-lived and indefinite-lived assets at December 31, 2009 include goodwill of $1,100,702, other intangible assets of $1,677,980 ($980,856 of which are indefinite-lived intangibles), $3,315,586 of property, plant and equipment and long-term program rights of $525,344.  Such assets accounted for approximately 71% of the Company’s consolidated total assets.  Goodwill and identifiable indefinite-lived intangible assets, which represent primarily the Company’s cable television franchises, various trademarks and sports franchise intangibles, are tested annually for impairment during the first quarter and ~~at any time~~ upon the occurrence of certain events or substantive changes in circumstances.”

Third Paragraph:

“The impairment test for identifiable indefinite-lived intangible assets is performed in accordance with the guidance outlined in ASC Topic 350-30, which consists of a comparison of the estimated fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.  The following table sets forth the amount of identifiable indefinite-lived intangible assets reported in the Company’s consolidated balance sheet as of December 31, 2009:”

Seventh Paragraph:

“The Company’s primary identifiable indefinite-lived intangible assets that represent approximately 90% of the identifiable indefinite-lived intangibles are the Company’s cable television franchises, various reporting unit trademarks and sports franchises, which are valued using an income approach or market approach.  The Company’s cable television franchises are the largest of the Company’s identifiable indefinite-lived intangible assets and were recognized as a result of cable system acquisitions prior to 2002 and reflect agreements we have with state and local governments that allow us to construct and operate a cable business within a specified geographic area.  Our cable television franchises are valued using a discounted cash flows (“DCF”) methodology.  The DCF methodology used to value cable television franchises entails identifying the projected discrete cash flows related to such cable television franchises and discounting them back to the valuation date.  The projected discrete cash flows related to such cable television franchises represent the rights to solicit and the right to service potential customers in the service areas defined by franchise rights currently held by the Company.    The Company’s indefinite-lived trademark intangible assets primarily relate to Madison Square Garden’s Radio City related trademarks (which was distributed to Cablevision stockholders on February 9, 2010), which include the Radio City Christmas Spectacular, and The Rockettes trademarks which were valued using a relief-from-royalty method in which the expected benefits are valued by discounting royalty revenue over projected revenues covered by the trademarks.  The Company’s indefinite-lived sports franchises intangibles representing Madison Square Garden’s NBA and NHL sports franchises (which was distributed to Cablevision stockholders on February 9, 2010) are valued using a direct valuation method based on market comparables.  Both the Radio City related trademarks and the sports franchises were recorded in April 2005 when the Company acquired the remaining 40% interest in Madison Square Garden.  Significant judgments inherent in a valuation include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows attributable to the cable television franchises and identification of appropriate continuing growth rate assumptions.  The discount rates used in the DCF analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.”

*              *              *              *              *              *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call Wm. Keith Harper, Senior Vice President, Controller and Principal Accounting Officer, at (516) 803-1450, or the undersigned at (516) 803-1022.

Very truly yours,

/s/ Michael P. Huseby

Michael P. Huseby
Executive Vice President and
Chief Financial Officer

cc:                                 Kyle Moffatt

Inessa Kessman

Ivette Leon

(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)

(Audit Committee Chairman)

Wm. Keith Harper

(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus

(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead

(Sullivan & Cromwell LLP)

Mario R. Dell’Aera

(KPMG LLP)